Mail Stop 3561

September 26, 2007

John C. Textor, Chief Executive Officer
BabyUniverse, Inc.
150 South U.S. Highway One, Suite 500
Jupiter, FL 33477

> **Re: BabyUniverse, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed September 7, 2007**
> **File No. 333-143765**

Dear Mr. Textor:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Background of the Merger, page 56

1. We note your response to comment 4 in our letter dated August 15, 2007. We further note your revisions. We reissue our prior comment in part. While we understand that Singer Lewak's tax and financial review did not include an opinion on the fairness of the transaction, it does appear that it might have been relevant to the Board's determination as to the fairness of the transaction. Please revise to elaborate upon exactly what input Singer Lewak provided or advise.

Compensation Discussion and Analysis, page 129

2. We note your response to comment 8 in our letter dated August 15, 2007. We further note your revisions; however, we reissue this comment as it relates to our

request for additional detail concerning the elements of compensation. For example, you state that the Compensation Committee pays discretionary bonuses based upon "the executive's contribution to BabyUniverse during a particular period or related to specific accomplishments." Please elaborate upon these factors. Also you state that you "attempt to set base salaries that are commensurate with each executive's organizational responsibilities and his or her level of professional development, taking into account the expected role the executive is likely to play in assisting BabyUniverse achieve it's goals and objectives." Please also elaborate upon these factors. Also, explain how you determined the amount of equity that each executive officer was allowed to invest in or was awarded. Finally, you refer to the fact that the arrangements you have established for your executives "are reasonable and competitive compared to other companies BabyUniverse competes with for the attraction and retention of talent." Please provide information about the components of this data, as previously requested.

Exhibit 8.1 and 8.2

3. We note your response to comment 18 in our letter dated August 15, 2007. We reissue our prior comment in part. We note the opinion states that the discussion in the proxy statement/prospectus is "accurate in all material respects." Counsel must opine on the tax consequences of the transaction, not the manner in which they are described in the prospectus. The opinion of Wilkie Farr and Gallagher LLP should be revised to confirm that the discussion in the prospectus constitutes their opinion.

4. We note your response to comment 19 in our letter dated August 15, 2007. We reissue our prior comment. It is inappropriate for counsel to include assumptions that assume away facts that are readily ascertainable.

***

As appropriate, please amend your registration statement in response to our comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Milwood Hobbs, Accountant, at (202) 551-3241 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brian A. Sullivan, Esq.
        Sullivan & Triggs, LLP